PROSPECTUS SUPPLEMENT                           Filed Pursuant to Rule 424(b)(3)
(To Prospectus dated January 14, 2000)                Registration No. 333-92509




                                4,000,000 shares
                               COMCAST CORPORATION
                          Class A Special Common Stock

                              --------------------

H.F. Lenfest, one of the selling stockholders identified in the accompanying prospectus, is offering the shares and is referred to in this prospectus supplement as the selling stockholder. We will not receive any proceeds from the sale of the shares.

                              --------------------

The Class A Special Common Stock is included for quotation in the Nasdaq National Market under the symbol "CMCSK." On January 19, 2000, the last sale price of the Class A Special Common Stock was $54.5625.

                              --------------------

      Investing in the Class A Special Common Stock involves certain risks. See "Risk Factors" beginning on page 3 of the accompanying prospectus.

                              --------------------

Morgan Stanley & Co. Incorporated has agreed to purchase the shares from the selling stockholder at the last sale price of the Class A Special Common Stock on January 19, 2000 less $0.50 per share. Based on the reported last sale price of the Class A Special Common Stock on January 19, 2000, the aggregate proceeds to the selling stockholder will be $216,250,000.00.

Morgan Stanley & Co. Incorporated will offer the shares to the public in one or more transactions at prevailing market prices or at negotiated prices.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co. Incorporated expects to deliver the shares to purchasers on January 24, 2000.

                              --------------------


                           MORGAN STANLEY DEAN WITTER


January 19, 2000

                                 THE UNDERWRITER

     Under the terms and subject to the conditions contained in an Underwriting Agreement dated the date hereof (the "underwriting agreement") Morgan Stanley & Co. Incorporated ("Morgan Stanley") has agreed to purchase, and the selling stockholder has agreed to sell to Morgan Stanley, the shares at the price set forth on the cover page of this prospectus supplement.

     The underwriting agreement provides that the obligation of Morgan Stanley to pay for and accept delivery of the shares offered hereby is subject to the approval of certain legal matters by its counsel and to certain other conditions. Morgan Stanley is obligated to take and pay for all the shares if any are taken.

     Morgan Stanley may sell all or a substantial portion of the shares in one or more transactions (which may involve block transactions) on the Nasdaq National Market (the "Nasdaq") or on other national securities exchanges on which the Class A Special Common Stock is traded, in negotiated transactions, or otherwise. Morgan Stanley may also distribute shares from time to time in special offerings, exchange distributions and/or secondary distributions pursuant to and in accordance with the rules of the Nasdaq or other exchanges, in the over-the-counter market, in negotiated transactions through the writing of options on the shares (whether such options are listed on an options exchange or otherwise), or in a combination of such methods at prevailing market prices, at prices related to prevailing market prices or at negotiated prices. Morgan Stanley may execute such transactions by selling shares to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from Morgan Stanley or the purchasers of such shares for whom they may act as agent or to whom they may sell as principal.

     In connection with the sale of the shares, Morgan Stanley will receive compensation in the form of commissions or discounts and may receive compensation from the purchasers of the shares for whom it may act as agent or to whom it may sell as principal in the form of commissions or discounts, in each case in amounts which will not exceed those customary in the types of transactions involved. Morgan Stanley and the dealers that participate in the distribution of the shares may be deemed to be underwriters, and any discounts received by them from the selling stockholder and any compensation received by them on resale of the shares by them may be deemed to be underwriting discounts and commissions under the Securities Act of 1933, as amended.

     In order to facilitate the offering of the common stock, Morgan Stanley may over-allot in connection with the offering, creating a short position in the Class A Special Common Stock for its own account. In addition, to cover over-allotments, Morgan Stanley may bid for, and purchase, shares of the Class A Special Common Stock in the open market. These activities may maintain the market price of the Class A Special Common Stock above independent market levels. Morgan Stanley is not required to engage in these activities and may end these activities at any time.

     The company, the selling stockholder and Morgan Stanley have agreed to indemnify each other against certain liabilities, including under the Securities Act of 1933, as amended.


                                  LEGAL MATTERS

     Certain legal matters in connection with the shares offered hereby will be passed upon for the company by Davis Polk & Wardwell and Arthur R. Block, Esquire, Senior Deputy General Counsel of the company, and for Morgan Stanley by Cahill Gordon & Reindel.

PROSPECTUS




                               72,837,586 shares
                              COMCAST CORPORATION
                         Class A Special Common Stock

                                ---------------


This prospectus relates to the sale of up to 72,837,586 shares of Class A Special Common Stock, par value $1.00 per share, of Comcast Corporation by the selling stockholders identified in this prospectus. These shares are being acquired by the selling stockholders in a private placement exempt from registration pursuant to federal and state securities laws in connection with the acquisition of Lenfest Communications, Inc. by Comcast Corporation.

                                ---------------

The selling stockholders may sell their shares at market prices prevailing at the time of transfer, prices related to the prevailing market prices or negotiated prices.

                                ---------------

The Class A Special Common Stock is included for quotation in The Nasdaq National Market under the symbol "CMCSK." On January 13, 2000, the last sale price of the Class A Special Common Stock was $50.56 per share.

                                ---------------

Investing in the Class A Special Common Stock involves certain risks. See "Risk Factors" beginning on Page 3.

                                ---------------

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                The date of this prospectus is January 14, 2000

                               TABLE OF CONTENTS
                                                                            Page
                                                                            ----
Risk Factors...................................................................3
Special Note Regarding Forward-Looking Statements..............................4
Comcast Corporation............................................................4
Use of Proceeds................................................................5
Selling Stockholders...........................................................5
Plan of Distribution...........................................................6
Legal Matters..................................................................7
Experts........................................................................7
Available Information..........................................................7
Incorporation of Certain Documents by Reference................................7


                                ---------------

In this prospectus, "Comcast," the "company," "we," "us" and "our" refer to Comcast Corporation and its subsidiaries. You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The selling stockholders are offering to sell, and seeking offers to buy, shares of Class A Special Common Stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the Class A Special Common Stock.

                                ---------------

Comcast was incorporated in Pennsylvania in 1969. Our principal executive offices are located at 1500 Market Street, Philadelphia, Pennsylvania 19102-2148 and our telephone number is (215) 665-1700. Our world wide web site address is www.comcast.com. The information posted on our web site is not incorporated by reference in this prospectus.

                                ---------------

                                 RISK FACTORS

     You should carefully review the information contained in this prospectus and the other reports we file with the SEC, but should particularly consider the following matters.

Our Ability to Successfully Integrate Our New Cable Communications Operations Will Affect Our Future Results of Operations.

     We recently have entered into a series of transactions which will substantially increase the size and scope of our cable operations over the next several years. These transactions will result in an increase in the number of subscribers we serve from approximately 5.7 million, as of September 30, 1999, to approximately 8.2 million. We will be acquiring systems in new communities in which we do not have established relationships with the local franchising authority, community leaders or cable subscribers. Further, a substantial number of new employees must be integrated into our business practices and operations. Our results of operations may be significantly affected by our ability to efficiently and effectively manage these changes.

We Face a Wide Range of Competition in Areas Served by Our Cable Systems, Which Could Affect Our Future Results of Operations.

     Our cable communications systems compete with a number of different sources which provide news, information and entertainment programming to consumers. We compete directly with program distributors that use satellites, build competing cable systems in the same communities we serve or otherwise provide programming to our subscribers and potential subscribers. In addition, federal law now allows local telephone companies to provide directly to subscribers a wide variety of services that are competitive with our cable communications services. Some local telephone companies provide or have announced plans to provide video services within and outside their telephone service areas through a variety of methods, including broadband cable networks, satellite program distribution and wireless transmission facilities.

     Recently enacted federal legislation establishes, among other things, a permanent compulsory copyright license that permits satellite carriers that offer broadcast satellite service, such as DirectTV and Echostar, to retransmit local broadcast television signals to subscribers who reside inside the local television station's market. These companies have already begun transmitting local broadcast signals in certain major television markets and have announced their intention to expand this local television broadcast retransmission service to other domestic markets. With this legislation, satellite carriers become more competitive to cable operators like us because they are now able to offer programming which more closely resembles what we offer. We are unable to predict the effects of this legislation and these competitive developments on our business and operations.

Our Competition May Increase Because of Technological and Other Advances, Which Could Affect Our Future Results of Operations.

     Recently, a number of companies, including telephone companies and Internet service providers have asked local authorities and the FCC to require cable operators to provide capacity on their broadband infrastructure so that these companies and others may deliver Internet services directly to customers over cable facilities. In response, several local jurisdictions attempted to impose these capacity obligations on several cable operators. Various cable companies, including us, have initiated litigation challenging these municipal requirements. In addition, two antitrust lawsuits have been filed in federal courts alleging that Comcast and other cable companies have improperly refused to allow their cable facilities to be used by certain Internet service providers to serve their customers. Franchise renewals and transfers could become more difficult depending upon the outcome of this issue. In addition, several telephone companies are introducing Digital Subscriber Line technology, known as DSL, which will allow Internet access to subscribers at data transmission speeds equal to or greater than that of modems over conventional telephone lines.

     We expect other advances in communications technology, as well as changes in the marketplace and the regulatory and legislative environment to occur in the future. Other new technologies and services may develop and may compete with services that our cable communications systems offer. The success of these ongoing and future developments could have a negative impact on our business and operations.

Our Cost of Providing Programming May Increase.

     We generally pay either a monthly fee per subscriber per channel or a percentage of certain revenues for programming. Our programming costs are increased by increases in the number of subscribers, expansion of the number of channels provided to customers, and increases in contract rates from programming suppliers. Our programming contracts are generally for a fixed period of time and are subject to negotiated renewal. We anticipate that future contract renewals will result in programming costs that are higher than our costs today, particularly for sports programming, which could make our service less competitive.

We Face Competition in Electronic Retailing from the Retail Industry and Other Satellite-Transmitted Programs, Which Could Affect QVC's Future Results of Operations.

     QVC, our electronic retailing subsidiary, is a domestic and international electronic media general merchandise retailer which produces and distributes merchandise-focused television programs, via satellite, to affiliated video program providers for retransmission to subscribers. QVC operates in a highly competitive environment. As a general merchandise retailer, QVC competes for consumer expenditures and interest with the entire retail industry, including department, discount, warehouse and specialty stores, mail order, Internet and other direct sellers, shopping center and mall tenants and conventional retail stores. On television, QVC competes with other satellite-transmitted programs for channel space and viewer loyalty. Many systems have limited channel capacity and therefore may be precluded from carrying the QVC program.

The QVC Program May Experience Transmission Failures, Which Could Significantly Affect QVC's Future Results of Operations.

     A transponder on a communications satellite transmits the QVC domestic signal. QVC subleases transponders for the transmission of its signals to the UK and Germany and has made arrangements for redundant coverage through other satellites in case of a failure. An interruption or termination of satellite transmission due to transponder failure could have a material adverse effect on QVC's future results of operations.

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     The cable communications industry and the provision of programming content may be affected by, among other things:

     o    changes in laws and regulations;

     o    judicial and administrative decisions;

     o    changes in the competitive environment;

     o    changes in technology;

     o    franchise related matters;

     o market conditions that may adversely affect the availability of debt and equity financing for working capital, capital expenditures or other purposes;

     o demand for the programming content we distribute or the willingness of other video program providers to carry our content; and

     o    general economic conditions.

     In this prospectus and in the documents we incorporate by reference, we state our beliefs of future events and our future financial performance. In some cases, you can identify those so-called "forward-looking statements" by words such as "may," "will," "should", "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," or "continue" or the negative of those words and other comparable words. You should be aware that those statements are only our predictions. Actual events or results may differ materially. In evaluating those statements, you should specifically consider various factors, including the risks outlined under "Risk Factors" above. Those factors may cause our actual results to differ materially from any of our forward-looking statements.

                              COMCAST CORPORATION

     We are principally engaged both in developing, managing and operating hybrid fiber-coaxial broadband cable communications networks and in providing programming content, primarily through QVC. We are currently the third-largest cable communications system operator in the United States and are in the process of implementing high-speed Internet access service and digital video applications to enhance the products available on our cable networks.

     Our consolidated cable operations served approximately 5.7 million subscribers and passed approximately 9.4 million homes in the United States as of September 30, 1999. We have entered into a series of transactions whereby we will acquire, subject to receipt of necessary regulatory and other approvals, approximately 2.5 million cable subscribers over the next twelve to eighteen months. Upon completion of these pending transactions, we will serve approximately

8.2 million subscribers.

     We provide programming content through our majority-owned subsidiaries, QVC, Inc. and E! Entertainment Television, Inc., and through other programming investments, including Comcast SportsNet, The Golf Channel, Speedvision and Outdoor Life. Through QVC, we market a wide variety of products directly to consumers primarily on merchandise-focused television programs. As of September 30, 1999, QVC is available, on a full and part-time basis, to over
73.6 million homes in the United States, over 7.7 million homes in the United Kingdom and Ireland and over 15.0 million homes in Germany.

     We are a Pennsylvania corporation that was organized in 1969. We have our principal executive offices at 1500 Market Street, Philadelphia, Pennsylvania 19102-2148. Our telephone number is (215) 665-1700. We also have a world wide web site at http://www.comcast.com. The information posted on our web site is not incorporated into this prospectus.

                                 USE OF PROCEEDS

     We will not receive any proceeds from the sale of the shares being offered by the selling stockholders.


                              SELLING STOCKHOLDERS

     The shares offered hereby may be offered by the selling stockholders named herein or by pledgees, donees, transferees or other successors in interest that receive such shares as a gift, partnership distribution or other non-sale related transfer. The table below sets forth certain information with respect to the selling stockholders listed below and their beneficial ownership of shares of Class A Special Common Stock as of November 30, 1999, after giving effect to the acquisition of Lenfest Communications, Inc. by Comcast Corporation. Except as specified in the table below, none of the selling stockholders or their affiliates hold any positions, or offices or had any other material relationships with us, or any of our predecessors or affiliates, during the past three years. As used herein, "selling stockholders" includes donees and pledgees selling shares received from a named selling stockholder after the date of this prospectus.



                                             Shares of
                                              Class A            Percentage of
                                              Special             Outstanding
                                            Common Stock           Shares-of
                                            Owned Prior         Class A Special
                                           to the Offering        Common Stock
-----------------------------------------  ---------------      ---------------
H.F. Lenfest                                 31,961,332               4.46%
H. Chase Lenfest                             13,625,418               1.90
Brook J. Lenfest                             13,625,418               1.90
Diane Lenfest Myer                           13,625,418               1.90

     The selling stockholders may sell all or part of the shares registered hereunder and as a result no estimate can be given as to the number of shares that will be held by any selling stockholder upon termination of any offering made hereby.

     All of the shares that may be sold hereunder are being acquired by the selling stockholders in a private placement exempt from registration pursuant to federal and state securities laws in connection with the acquisition of Lenfest Communications, Inc. by Comcast Corporation. The shares are being registered by us pursuant to a registration rights agreement between us and the selling stockholders listed above, dated as of November 16, 1999.

     Pursuant to the registration rights agreement, we agreed to prepare and file with the SEC a registration statement providing for the sale by the selling stockholders of shares from time to time on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended. Under the terms of the registration rights agreement, we agreed to pay the fees and expenses incurred in connection with the registration; provided, however, that we shall not pay certain internal administrative and similar costs of the selling stockholders, legal fees and expenses of counsel for the selling stockholders or any underwriting discount or commissions, selling or placement agent or broker fees and commissions, or transfer taxes, if any, in connection with the sale of securities by the selling stockholders.

                              PLAN OF DISTRIBUTION

     Any distribution hereunder of the shares by the selling stockholders may be effected from time to time in one or more of the following transactions:

     o through brokers, acting as principal or agent, in transactions (which may involve block transactions) on NASDAQ or otherwise, in special offerings, in the over-the-counter market, or otherwise, at market prices obtainable at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices,

     o to underwriters who will acquire the shares for their own account and resell them in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale (any public offering price and any discount or concessions allowed or reallowed or paid to dealers may be changed from time to time),

     o directly or through brokers or agents in private sales at negotiated prices,

     o to lenders pledged as collateral to secure loans, credit or other financing arrangements and any subsequent foreclosure, if any, thereunder,

     o    through put or call options transactions relating to the shares,

     o    through short sales of shares or

     o    by any other legally available means.

     Also, offers to purchase shares may be solicited by agents designated by the selling stockholders from time to time. Underwriters or other agents participating in an offering made pursuant to this prospectus (as amended or supplemented from time to time) may receive underwriting discounts and commissions under the Securities Act of 1933, as amended, and discounts or concessions may be allowed or reallowed or paid to dealers, and brokers or agents participating in such transactions may receive brokerage or agent's commissions or fees. The selling stockholders may effect sales of shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or the purchasers of the shares for whom such broker-dealers may act as agents or to whom they sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

     At the time a particular offering of any shares is made hereunder, to the extent required by law, a prospectus supplement will be distributed which will set forth the amount of shares being offered and the terms of the offering, including the purchase price or public offering price, the name or names of any underwriters, dealers or agents, the purchase price paid by any underwriter for any shares purchased from the selling stockholders, any discounts, commissions and other items constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or filed or paid to dealers. The shares may be sold from time to time in one or more transactions at a fixed offering price, which may be changed, or at varying prices determined at the time of sale or at negotiated prices. Such prices will be determined by the selling stockholders or by agreement between the selling stockholders and underwriters or dealers, if any. The selling stockholders also may, from time to time, authorize dealers, acting as selling stockholders' agents, to solicit offers to purchase the shares upon the terms and conditions set forth in any prospectus supplement.

     In order to comply with the securities laws of certain states, if applicable, the shares will be sold hereunder in such jurisdictions only through registered or licensed brokers or dealers.

     We have been advised that, as of the date hereof, the selling stockholders have made no arrangements with any broker for the sale of their shares. The selling stockholders and any underwriters, brokers or dealers involved in the sale of the shares may be considered "underwriters" as that term is defined by the Securities Act of 1933, as amended, although the selling stockholders disclaim such status. Under the registration rights agreement, we have agreed to indemnify the selling stockholders against certain liabilities that may be incurred in connection with the sale of the shares under this prospectus. In addition, the selling stockholders have agreed to indemnify us against certain liabilities. The registration rights agreement also provides for rights of contribution if such indemnification is not available. We have agreed to pay certain expenses incident to the registration statement and the sale of the shares hereunder to the public, other than certain internal administrative and similar costs of the selling stockholders, legal fees and expenses of counsel for the selling stockholders and any underwriting discount and commissions, selling or placement agent or broker fees or commissions, and transfer taxes, if any, in connection with the sale of securities by the selling stockholders. We will not receive any proceeds from any sales of the shares pursuant to this prospectus.

     Each selling stockholder will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including, without limitation, Regulation M, which provisions may limit the timing of purchases and sales of shares of our Class A Special Common Stock by the selling stockholders.

                                  LEGAL MATTERS

The validity of the shares of Class A Special Common Stock in respect of which this prospectus is being delivered will be passed on for Comcast by Arthur R. Block, Esquire, Senior Deputy General Counsel of the company.

                                     EXPERTS

     Our consolidated financial statements and consolidated financial statement schedules in our annual report on Form 10-K for the year ended December 31, 1998 have been audited by Deloitte & Touche LLP, independent auditors, as set forth in their reports thereon and incorporated herein by reference.

     Such consolidated financial statements and consolidated financial statement schedules have been incorporated herein by reference in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

     The consolidated financial statements of QVC, Inc. and subsidiaries, as of December 31, 1998 and 1997 and for each of the years in the three-year period ended December 31, 1998, have been audited by KPMG LLP, independent certified public accountants, as stated in their report, which is included as an exhibit to our annual report on Form 10-K for the fiscal year ended December 31, 1998 and incorporated herein by reference in reliance upon the authority of said firm as experts in accounting and auditing.

                              AVAILABLE INFORMATION

     We file annual, quarterly and special reports and other information with the SEC. You may read and copy any document we file at the SEC's public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549, at Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661 and at Seven World Trade Center, 13th Floor, New York, New York 10048. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. You may also read our SEC filings, including the complete registration statement and all of the exhibits to it, through the SEC's web site at http://www.sec.gov.



                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you directly to those documents. The information incorporated by reference is considered to be part of this prospectus. In addition, information we file with the SEC in the future will automatically update and supersede information contained in this prospectus and any accompanying prospectus supplement. We incorporate by reference the documents listed below, each of which is filed under SEC File No. 000-06983, and any future filings made with the SEC under Sections 13(a), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, prior to the sale of all the shares covered by this prospectus:

     o    Our annual report on Form 10-K for the year ended December 31, 1998;

     o Our quarterly reports on Form 10-Q for the fiscal quarters ended March 31, 1999, June 30, 1999 and September 30, 1999;

     o Our current reports on Form 8-K dated December 23, 1999, December 22, 1999, December 13, 1999, November 16, 1999, November 16, 1999,
          November 16, 1999, November 2, 1999, October 12, 1999, August 9, 1999,
          July 7, 1999, May 26, 1999, May 26, 1999, May 4, 1999, April 7, 1999,
          March 22, 1999, March 9, 1999, March 9,

          1999 and January 20, 1999; and

     o The description of our Class A Special Common Stock contained in the first amendment to our registration statement on Form 8-A/A dated July 16, 1996.

     We will provide free copies of any of those documents, if you write or telephone us at: 1500 Market Street, Philadelphia, Pennsylvania 19102-2148,
(215) 665-1700.